787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 30, 2014

Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Variable Series Funds, Inc. File Nos. 811-03290 & 002-74452

Dear Mr. Gregory:

On behalf of BlackRock Variable Series Funds, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, counsel to the Company, by telephone on March 31, 2014 and on April 28, 2014, regarding Post-Effective Amendment No. 67 to the Company’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 68 to the Company’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), that was filed with the Commission on February 14, 2014 (the “Amendment”), with respect to its series, BlackRock iShares® Alternative Strategies V.I. Fund (the “Alternative Strategies Fund”), BlackRock iShares® Dynamic Allocation V.I. Fund (the “Dynamic Allocation Fund”), BlackRock iShares® Dynamic Fixed Income V.I. Fund (the “Dynamic Fixed Income Fund”) and BlackRock iShares® Equity Appreciation V.I. Fund (the “Equity Appreciation Fund”) (each, a “Fund” and collectively, the “Funds”).

We have discussed the Staff’s comments, which are restated below in italicized text, with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

GENERAL COMMENTS

Comment No. 1:                   Missing Information: Please complete or update all missing information that is currently in brackets or missing in the Prospectus, Statement of Additional Information (“SAI”) and Part C of the Registration Statement (e.g., dates and fee table).

Response:                The Fund has completed or updated all information in the Prospectus, SAI and Part C of the Registration Statement that was missing or in brackets in the Amendment.

New York      Washington      Paris      London      Milan      Rome      Frankfurt      Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

April 30, 2014

Comment No. 2:                   Conforming Comments: Please make conforming changes in the Prospectus and SAI for the other Funds, as appropriate. Comments specific to any Fund or a Fund share class will be noted.

Response:                The Company has made conforming changes in the Prospectus and SAI, as appropriate.

Comment No. 3:                   Defined Terms: Please define capitalized terms when first used and use defined terms consistently throughout the Registration Statement. For example, “BlackRock” in footnote 1 of the fee table and “Subsidiary” in Treaty/Tax Risk of the Prospectus; and “Company,” “Sub-Adviser” and “Manager” and “BlackRock Advisors, LLC” in the SAI.

Response:                The Company has defined capitalized terms when first used and uses defined terms consistently throughout the Registration Statement.

Comment No. 4:                   Contract Owner Disclosure: General instruction C.3(d)(i)-(iv) to Form N-1A permits funds used as investment options for variable contracts to modify or omit certain disclosure (e.g., dividends and distributions, purchase and redemption, sales loads and breakpoints and certain tax related disclosure). Please consider revising the disclosure in each Fund’s Prospectus, Parts I and III, and the SAI in light of the fact that the Prospectus is meant for Contract owners of variable products, where appropriate.

For example, please consider the following revisions:

(a)                Portfolio Turnover (see e.g., Alternative Strategies Fund pg. 4): Please consider deleting “and may result in higher taxes when shares are held in a taxable account” from sentence two.

(b)               Account Information – The Insurance Companies (pg. I-2): In paragraph 2, the disclosure states that the terms “you,” “your,” “shareholder” and “shareholders” refer to the Insurance Companies. Please delete or modify the disclosure to clarify that the prospectus and SAI are intended for Contract owners. Please make conforming changes in the prospectus and SAI, where appropriate.

(c)                Account Information – Dividends and Taxes (pg. I-24): Please consider deleting paragraphs five to seven as Contract holders do not generally recognize income or gain for federal income tax purposes. Please also review Part I of the SAI for conforming changes relating to tax disclosure.

(d)               SAI – Part II: The cover page to the SAI makes reference to SAI Part II disclosure that does not relate to the Funds. Please explain supplementally why information that does not relate to the Funds is included in the SAI. Please also supplementally identify to the Staff those sections of the SAI that you do not believe apply to the Funds.

Response:                The Company has revised disclosure in each Fund’s Prospectus and the SAI, where appropriate, in light of the fact that the Prospectus is meant for Contract owners of variable products.

April 30, 2014

Part II of the Funds’ SAI includes information applicable to all mutual funds in the BlackRock complex, and, as is stated on page II-1, certain information contained in the SAI Part II may not be relevant to a particular Fund. Information in the “Purchase of Shares” section in Part II of the Funds’ SAI is not specifically applicable to variable insurance investors. Information regarding the purchase of Fund shares applicable to variable insurance investors is provided in Part I of the Funds’ SAI under the caption “Purchase of Shares.” The Funds’ SAI Part II includes a cross reference directing variable insurance investors to the SAI Part I for information regarding the purchase of Fund shares.

Prospectus

Comment No. 5:                   Rule 35d-1: Please explain supplementally why you believe the 80% test described in the principal strategies disclosure for the Dynamic Fixed Income Fund and the Equity Appreciation Fund is consistent with the 80% test required by Rule 35d-1. Please also clarify supplementally whether the underlying ETFs are themselves subject to 80% tests.

Response:                As each of the Funds is a fund of funds, the 80% policy for each of the Dynamic Fixed Income Fund and the Equity Appreciation Fund has been formulated to make it clear that exposure to fixed income instruments and equity instruments, respectively, will be achieved through investing in underlying iShares ETFs. Each of the underlying ETFs in which the Dynamic Fixed Income Fund invests seeks to track an index that consists entirely of fixed income instruments, and each of these underlying ETFs is subject to an investment policy that require investment of at least 80% of the ETF’s assets (in some cases 90%) in securities in one of these fixed income indexes. Each of the underlying ETFs in which the Equity Appreciation Fund invests seeks to track an index that consists entirely of equity instruments, and each of these underlying ETFs is subject to an investment policy that require investment of at least 80% of the ETF’s assets (in some cases 90%) in securities in one of these equity indexes.

Comment No. 6:

(a)                Fee Table; Footnote 1: Please delete footnote 1 or move the information to a more appropriate place in the prospectus. The information in footnote 1 may confuse rather than enhance investor understanding of the Fund’s fee structure.

Response:                The Company respectfully declines to remove the footnote as the Company believes this description is necessary to accurately disclose to Fund shareholders that the management fee payable by a Fund is based on assets estimated to be attributable to the Fund’s direct investments in fixed-income and equity securities and instruments, including ETFs advised by BlackRock Fund Advisors, LLC or other investments advisers, other investments and cash and cash equivalents, and BlackRock has contractually agreed to waive the management fee on assets estimated to be attributed to the Fund’s investments in other equity, fixed-income and money market mutual funds managed by BlackRock or its affiliates.

(b)               Fee Table; Fee Waiver: Please delete the line items “Fee Waiver and/or Expense Reimbursements” and “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursements” as well as footnote 3 to the table as the fee waiver does not seem to be in effect.

April 30, 2014

Response:                The Company respectfully declines to make the requested changes. In the adoption of the 2009 amendments to Form N-1A, the Commission stated that the disclosure on fee waivers and/or expense reimbursements should show investors how such arrangements will affect expenses in the future, and is not for the purpose of showing whether expenses were reduced in the past:

“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”1 (emphasis added)

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3 to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table….”2 The final amendments to Form N-1A eliminated the requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table....” The Company believes that the disclosures of the fee waiver and/or expense reimbursement line item in the fee table and the applicable footnote is consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A and is therefore permitted.

Comment No. 7:                   Plain English: Please revise the principal investment strategies and principal risk disclosure in the Prospectus in accordance with the plain English requirement to Form N-1A. For example, please explain each Fund’s investment strategy in a more clear, concise and brief manner.

(a)                Please clarify the specific significant types of investment strategies and securities that the adviser will use to achieve each Fund’s objective (e.g., avoid boilerplate and laundry lists).

Response:                The Company has reviewed the disclosure and believes each Fund’s principal investment strategies and principal risk disclosure are generally accurate, complete and presented in plain English. As is disclosed in each Fund’s Prospectus, each Fund is a fund of funds that seeks to achieve its investment objective by investing in a portfolio of underlying ETFs. Each Prospectus aims to fully inform investors of the various instruments in which these underlying ETFs may themselves invest.

[1]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 and Securities Act Release No. 8998 at Section III.A.3.d, (January 13, 2009) (final rule).
[2]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28064 and Securities Act Release No. 8861, (November 31, 2007) (proposing release).

April 30, 2014

(b)               Alternative Strategies Fund: In Investment Process, please revise in plain English “The Fund management team aims to deliver a high total return per unit of risk across market cycles.”

Response:                The requested change has been made.

(c)                Contracts for Difference: Please explain the risk factor in plain English.

Response:                The Contracts for Difference risk factor has been removed from each Prospectus.

Comment No. 8:                   Principal and Non-Principal Strategies and Risks: Please review the Funds’ principal investment strategies and principal risk disclosure and move any non-principal investment strategies and risks to Item 9 or the SAI (e.g., Commercial Mortgage-Backed Securities Risk, Floating Rate Notes Risk, Treaty/Tax Risk). We note that the list of principal risks is similar for each Fund.

Response:                The Company believes that each Fund’s Prospectus accurately describes the Fund’s principal investment strategies and principal risks.

Comment No. 9:                   Underlying ETF Risks Disclosure: Please revise the Item 4 disclosure to reflect only the risks of the underlying ETFs as they affect the overall risk profile of the Fund (as opposed to the individual underlying ETF). For instance, a single underlying ETF may be subject to a sector, country or geographic risk, but if the Fund considering all of its investments is not, that underlying ETF risk may not be a principal risk to the Fund.

Response:                The Company respectfully declines to make the requested revisions. The sub-section “Other Principal Risks of Investing in the Fund and/or an Underlying ETF” is intended to highlight for investors not only the principal risks of investing in each Fund but also the principal risks of the underlying ETFs in which the Fund may invest.

PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

Comment No. 10:               Affiliated Fund Risk: Please consider renaming this risk factor “Conflicts of Interest” as this is the major risk discussed in the paragraph.

Response:                The requested change has been made.

Comment No. 11:               Alternative Strategies Fund: The disclosure indicates that the Fund will seek to achieve its investment objective “by investing in underlying ETFs that invest primarily in alternative investment strategies”. However, most of the Fund’s underlying ETFs do not seem to follow alternative investment strategies. Please address this inconsistency.

Response:                The Alternative Strategy Fund’s disclosure has been revised to clarify that the Fund will seek to achieve its investment objective by investing primarily in underlying ETFs that seek to track alternative indices. The relevant disclosure now reads as follows:

The Fund, which is a fund of funds, seeks to achieve its investment objective by investing primarily in a portfolio of underlying exchange-traded funds (“ETFs”) that seek to track alternative indices…The Fund seeks to achieve its investment objective by investing in ETFs that track indices that consist of alternative asset classes. The ETFs may implement various alternative investment strategies by taking long or short positions in a broad range of asset classes, such as real estate, derivatives, currency- and commodity-related instruments, structured products, equity securities, and fixed- and floating-rate debt instruments.

April 30, 2014

Comment No. 12:               Commodities, Derivatives and Associated Risks (Item 4 and Item 9 Disclosure): Please tailor the prospectus disclosure relating to investment strategies using derivatives and commodity-linked instruments (collectively, “financial instruments”) to how the adviser expects to manage the Fund, including the identity of the most significant of such strategies and financial instruments. Please also describe the extent to which the Funds will be invested in such financial instruments. Lengthy generic disclosure should be avoided (see IM Guidance Update: Disclosure and Compliance Matters for Investment Company Registrants that Invest in Commodity Interests – (August 2013) at 2, http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-05.pdf; see also letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010).

Response:                The Company has reviewed the disclosure and believes that the derivatives disclosure is accurate and complete and is presented in plain English.

Comment No. 13:               Hedge Funds: Please supplementally disclose whether a Fund or any of the underlying ETFs may make direct investments in hedge funds.

Response:                None of the Funds or any of the underlying ETFs currently expects to make direct investments in hedge funds.

Comment No. 14:               High Portfolio Turnover Strategy: If appropriate, please include disclosure that the investment strategies used by the Fund may involve active and frequent trading. If the turnover rate is expected to exceed 100%, please also include a corresponding principal risk factor (i.e., portfolio turnover) and how it may affect Fund performance.

Response:                The portfolio turnover rate for each Fund is currently not expected to exceed 100%.

Comment No. 15:               Industries, Geographic Areas and Sectors: If any of the Funds may invest significantly in various industries, geographic areas and sectors, please state so in the Funds’ principal strategies disclosure. We note that the principal risks section suggests significant exposure to various types of securities.

Response:                The Company believes that each Fund’s Prospectus accurately describes the Fund’s principal investment strategies and principal risks. Each Fund may gain exposure to various industries, geographic areas and sectors through its investment in the underlying ETFs. The risks associated with this exposure are provided with the “Other Principal Risks of Investing in the Fund and/or an Underlying Fund” sub-sections, which are intended to highlight for investors not only the principal risks of investing in each Fund but also the principal risks of the underlying ETFs in which the Fund may invest.

April 30, 2014

Comment No. 16:               Reliance on Trading Partner Risk (Dynamic Allocation Fund, Dynamic Fixed Income Fund and Equity Appreciation Fund): Please supplementally explain the following sentence, “Through its trading partners, the Fund is specifically exposed to Asian Economic Risk, Central and South American Economic Risk, European Economic Risk and U.S. Economic Risk.” If significant, please disclose the Fund’s strategy with respect to its trading partners in each geographic area in Item 4.

Response:                The above referenced disclosure has been removed from each Fund’s Prospectus.

Comment No. 17:               Risk of Investing in Russia: Please consider updating the disclosure in light of each Fund’s portfolio holdings with respect to the potential effect of the current political situation in Russia and the Ukraine.

Response:                The requested change has been made.

Comment No. 18:               Temporary Defensive Position (Details About the Fund – Other Strategies – Borrowing): Please disclose that borrowing for temporary or emergency purposes may not be consistent with the Fund’s principal investment strategies. Please also disclose the effect of taking such temporary positions (i.e., not achieving the Fund’s investment objectives).

Response:                The requested change has been made.

Comment No. 19:               Portfolio Holdings: Please state specifically in the prospectus that a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available (i) in the Funds’ SAI; and (ii) on the Funds’ website, if applicable.

Response:                Each Fund’s Prospectus, under the section “General Information – Statement of Additional Information” currently discloses the following:

For a discussion of the Funds’ policies and procedures regarding the selective disclosure of their portfolio holdings, please see the SAI.

The Funds’ website currently does not provide a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities.

STATEMENT OF ADDITIONAL INFORMATION

Comment No. 20:               Temporary Defensive Position: Please disclose the types of investments that the Fund may make while assuming a temporary defensive position.

Response:                The Funds’ SAI currently provides the following disclosure:

Liquidity Management. As a temporary defensive measure, if its Manager determines that market conditions warrant, certain Funds may invest without limitation in high quality money market instruments. Certain Funds may also invest in high quality money market instruments pending investment or to meet anticipated redemption requests. High quality money market instruments include U.S. government obligations, U.S. government agency obligations, dollar denominated obligations of foreign issuers, bank obligations, including U.S. subsidiaries and branches of foreign banks, corporate obligations, commercial paper, repurchase agreements and obligations of supranational organizations. Generally, such obligations will mature within one year from the date of settlement, but may mature within two years from the date of settlement.

April 30, 2014

Comment No. 21:               Concentration Policy: Please clarify if the Fund will look through the underlying ETFs for the purposes of its concentration policy described in fundamental restriction no. 1. In addition, please supplementally disclose any risks to the Fund of the registrant’s reservation of rights with respect to the determination of industry classification (e.g., no limit on investment on issuers domiciled in a single jurisdiction or country).

The section of the Funds’ SAI entitled “Investment Restrictions – Notations Regarding each of iShares® Alternative Strategies V.I. Fund’s, iShares® Dynamic Allocation V.I. Fund’s, iShares® Dynamic Fixed Income V.I. Fund’s and iShares® Equity Appreciation V.I. Fund’s Fundamental Investment Restrictions” has been amended to add the following: “A Fund may invest in underlying funds that may concentrate their assets in one or more industries. A Fund will consider the concentration of the underlying funds in determining compliance with the Fund’s concentration policy.”

The Company does not believe that its reservation of rights with respect to the determination of industry classification poses any material risks with respect to the Funds that is not already disclosed in the Registration Statement.

Comment No. 22:               Officers of the Fund: Please disclose all information required by Form N-1A relating to the officers of the Fund (e.g., certain employment, compensation, directorships, and other managed accounts information). We note that Form N-1A defines “Fund” to include the registrant or a series of the registrant.

Response:                The Company confirms that all information required by Form N-1A relating to the officers of the Funds is provided in the Funds’ SAI.

Comment No. 23:               Portfolio Manager Compensation: Please disclose compensation information for the Fund’s portfolio manager, Peter Christiansen, PhD, as required by Item 20(b) of Form N-1A.

Response:                The requested change has been made. The Registration Statement has been updated to include compensation information for the Funds’ portfolio managers, including Mr. Christiansen, as required by Item 20(b) of Form N-1A.

Comment No. 24:               Brokerage Allocation and Other Practices: Brokerage Selection – In Part I of the SAI, in the first paragraph on page I-64, registrant states that the provision of research services was not necessarily a factor in placement of all brokerage business. However, in Part II of the SAI on pages 80-81, registrant indicates that BlackRock may select brokers providing research services, to the extent permitted by law, to assist in the investment decision process that is bundled with trade execution, clearing and/or settlement services provided by a particular broker-dealer. Please revise the disclosure in Part I of the SAI pursuant to the requirements of Item 21(c) and Instructions 1-4 thereto, as appropriate.

April 30, 2014

Response:                The Company does not believe the above referenced disclosures are in conflict with each other. The disclosure in Part II of the SAI is intended to broadly state what is permitted with respect to the Funds’ use of soft dollars. The disclosure in Part I of the SAI, on the other hand, is meant to convey whether the provision of research services was a factor in the placement of brokerage business for the prior year. Nevertheless, as the Funds have not yet commenced operations, the disclosure in Part I of the SAI has been revised to state that as of the date of the SAI the Funds have not paid any brokerage commissions.

Comment No. 25:               Fee Waiver Agreement: Please file a copy of the Fee Waiver/Expense Limitation Agreement between the Funds and the manager as an exhibit to the registration statement.

Response:                The Amendment contains a cross reference to the Fee Waiver Agreement as Exhibit 8(e) in the exhibit list provided in response to Part C, Item 28.

Comment No. 26:               Concentration Policy: A fund and its advisor may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. The Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies.

The section of the Funds’ SAI entitled “Investment Restrictions – Notations Regarding each of iShares® Alternative Strategies V.I. Fund’s, iShares® Dynamic Allocation V.I. Fund’s, iShares® Dynamic Fixed Income V.I. Fund’s and iShares® Equity Appreciation V.I. Fund’s Fundamental Investment Restrictions” has been amended to add the following: “A Fund may invest in underlying funds that may concentrate their assets in one or more industries. A Fund will consider the concentration of the underlying funds in determining compliance with the Fund’s concentration policy.”

* * * * * * *

We believe that the above responses adequately respond to the concerns raised in your comment letter. Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Company.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq. Gregory Daddario, Esq. Maria Gattuso, Esq.